FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                               For August 10, 2004




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)



                                                    Quarter ended
                                                       June 30,
                                                    2004      2003
                                                 --------------------

Net sales                                        $  28,788  $  26,075
Cost of sales                                       20,470     17,664
                                                 ---------  ---------
Gross profit                                         8,318      8,411
Selling, general and administrative expenses         3,506      3,765
                                                 ---------  ---------
Operating income                                     4,812      4,646
Interest expense                                         -          -
Other income, net                                       30        562
                                                 ---------  ---------
Income before income taxes                           4,842      5,208
Income taxes                                           131        291
                                                 ---------  ---------
Income before minority interests                     4,711      4,917
Minority interests                                     716        563
                                                 ---------  ---------
Net income                                       $   3,995  $   4,354
                                                 =========  =========
Basic:
  Net income per share                           $    0.44  $    0.48
                                                 =========  =========
  Weighted average common shares                     9,149      9,065
   outstanding (in thousands)                    =========  =========

Diluted:
 Net income per share                            $    0.42  $    0.47
                                                 =========  =========
 Weighted average common and potential               9,485      9,274
  Common shares (in thousands)                   =========  =========



DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

                                                  June 30,   March 31,
                                                   2004        2004
                                                   ----        ----
                                                (Unaudited) (Audited)
ASSETS

Current assets:
  Cash and cash equivalents                      $  27,842  $  30,193
  Restricted cash                                    1,390        390
  Accounts receivable, net                          22,654     18,957
  Inventories                                       21,935     16,174
  Prepaid expenses and other current assets          3,721      2,952
  Income taxes receivable                              127        127
                                                 ---------  ---------
    Total current assets                            77,669     68,793
Property, plant and equipment - net                 46,749     44,261
Investment in associates                                 2          2
Goodwill                                               478        478
                                                 ---------  ---------
     Total assets                                $ 124,898  $ 113,534
                                                 =========  =========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                               $  16,876  $  11,168
  Customer deposits and accrued expenses             5,614      4,619
  Income taxes payable                                 232        130
                                                 ---------  ---------
    Total current liabilities                       22,722     15,917
                                                 ---------  ---------
Deferred income tax                                     15         15
                                                 ---------  ---------
Minority interests                                   8,436      7,872
                                                 ---------  ---------

Shareholders' equity
  Common stock
  -  authorized 30,000,000 shares; issued and
      outstanding 9,149,085 shares at June 30,
      2004 and 9,149,085 at March 31, 2004          29,980     29,980
  Additional paid-in capital                         6,970      6,970
  Retained earnings                                 56,775     52,780
                                                 ---------  ---------
    Total shareholders' equity                      93,725     89,730
                                                 ---------  ---------
      Total liabilities and shareholders' equity $ 124,898  $ 113,534
                                                 =========  =========


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DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. dollars in thousands)


                                                     Quarter ended
                                                       June 30,
                                                       --------
                                                   2004        2003
                                                   ----        ----
Cash flows from operating activities:
  Net income                                     $   3,995  $   4,354
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                     1,121      1,000
   Gain on sale of property, plant and equipment         9         74
   Minority interests                                  716        563
   Changes in current assets and liabilities:
    Accounts receivable                             (3,697)    (2,906)
    Marketable securities                                -     (4,712)
    Inventories                                     (5,761)       841
    Prepaid expenses and other current assets         (769)    (3,618)
    Income taxes receivable                              -          -
    Accounts payable                                 5,708      1,099
    Customer deposits and accrued expenses             995        897
    In income taxes payable                            102         80
                                                 ---------  ---------
  Net cash provided by operating activities          2,419      7,096
                                                 ---------  ---------
Cash flows from investing activities
  Purchase of property, plant and equipment         (3,624)    (2,520)
  Proceeds from disposal of property, plant and
   equipment                                             6          6
                                                 ---------  ---------
    Net cash used in investing activities           (3,618)    (2,514)
                                                 ---------  ---------
Cash flows from financing activities
  Common stock issued                                    -        819
  Dividends paid to minority shareholders of a
   subsidiary                                         (126)         -
  Contribution from minority shareholders of a
   subsidiary                                          (26)         -
  Increase in restricted cash                       (1,000)        (1)
                                                 ---------  ---------
    Net cash (used in)/provided by financing
     activities                                     (1,152)       818
                                                 ---------  ---------

Net (decrease)/increase in cash and cash
 equivalents                                        (2,351)     5,400
Cash and cash equivalents, at beginning of period   30,193     34,400
                                                 ---------  ---------
Cash and cash equivalents, at end of period         27,842     39,800
                                                 =========  =========

Supplementary disclosures of cashflow information:
  Cash paid during the period for:
   Interest                                              -          -
   Income taxes                                         29        212
                                                 =========  =========
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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                   For and on behalf of
                                                   Deswell Industries, Inc.




                                                   By: /s/ Richard Lau
                                                       -------------------------
                                                       Richard Lau
                                                       Chief Executive Officer

Date: August 10, 2004